

Mail Stop 4561

August 1, 2016

Jonathan Xiaosong Zhang
Chief Financial Officer
Momo Inc.
20th Floor, Block B
Tower 2, Wangjing SOHO
No. 1 Futongdong Street
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: Momo Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2015**
> **Filed April 25, 2016**
> **File No. 001-36765**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 59

1.   We note that you disclosed and analyzed trends in your user metrics—specifically, Monthly Active Users, Daily Active Users, and Members in your Form F-1. We further note that you no longer include or analyze these metrics in your Form 20-F. Please tell us why you chose to remove this analysis from your filing.

Results of Operations

Comparison of the Years Ended December 31, 2013, 2014 and 2015

Net revenues, page 62

2.   We note your net revenues increased from US$44.76 million in 2014 to US$133.99 million in 2015. It does not appear that your current disclosures fully identify and quantify the factors that resulted in this significant growth. Please address the following items:

- *Membership subscription* - We note your membership subscription revenues increased to US$58.5 million from US$29.8 million in 2014. Please tell us your consideration of providing your increase in members and MAUs year over year to explain the significant increase in your membership subscription revenues. In this regard, we note you provide these numbers for 2014 compared to 2013. Also tell us your consideration of disclosing the increase in average revenue per paying user which you identify as a factor for the increase. Refer to Section III.D of SEC Release No. 33-6835.

- *Mobile marketing services* - Your mobile marketing services revenues increased to US$38.9 million from US$2.0 million in 2014. We note you provide several factors that impacted the increase in your mobile marketing services; however, it does not appear that the contribution of each identified factor has been quantified. Refer to Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes.

- *Mobile games* - Please tell us your consideration of quantifying your number of paying users as it relates to Mobile games to explain the increase in mobile games revenue of US$31.1 million in 2015 from US$11.2 million in 2014. In this regard, we note you previously provided the number of paying users in your Form F-1. In addition, tell us your consideration of quantifying the increase between non-exclusive licensed games, exclusive licensed games and self-developed mobile games.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Gabriel Eckstein, Staff Attorney, at (202) 551-3286. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services